Exhibit 99.3

S.B.Billimoria & Co.	Chartered Accountants 12, Dr. Annie Besant Road Opp. Shiv Sagar Estate Worli, Mumbai - 400 018 India Tel: +91 (022) 6667 9000 Fax: +91 (022) 6667 9100

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA COMMUNICATIONS LIMITED

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA COMMUNICATIONS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of the associate companies for the quarter and half year ended September 30, 2012. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review,

2.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	The Statement includes the results of subsidiaries and a joint venture as given in the Annexure to this report.

4.	The Statement reflect the Group’s share of Revenues of Rs.48,401 lakhs, and Rs.94,261 lakhs and Net Loss after tax of Rs.6,114 lakhs and Rs.14,904 lakhs for the quarter and the half year ended September 30, 2012 respectively, in relation to a subsidiary whose results have been reviewed by other auditor. Accordingly, our assurance on the Statement in so far as it relates to the amounts included in respect of this subsidiary is based solely on the reports of such other auditor which have been furnished to us.

5.	The financial results of four subsidiaries and one joint venture which reflect the Group’s share of revenue of Rs.1,790 lakhs and Rs.3,620 lakhs and the Group’s share of net loss of Rs.2,440 lakhs, and Rs.5,567 lakhs for the quarter and the half year ended September 30, 2012 respectively have not been reviewed by auditors.

6.	Based on our review and read with our comment in paragraph 4 and subject to our comment in paragraph 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S. B. BILLIMORIA & CO.
Chartered Accountants
(Registration No. - 101496W)

/s/ R A Banga
R A Banga Partner
(Membership No.037915)

MUMBAI, November 6, 2012

S.B.Billimoria & Co.

ANNEXURE TO AUDITOR’S REPORT

List of Subsidiaries:

1	Tata Communications International Pte Ltd
2	Tata Communications Transformations Services Limited
3	Tata Communications Lanka Limited
4	S&A Internet Services Pvt Ltd.
5	Tata Communications Banking InfraSolutions Limited
6	VSNL SNO SPV Pte Ltd
7	Tata Communications (America) Inc
8	Tata Communications (Australia) Pty Limited
9	Tata Communications Services (International) Pte. Ltd.
10	Tata Communications (Taiwan) Limited
11	Bit Gravity Inc.
12	Neotel Pty Ltd
13	SEPCO Communications Pty Ltd.
14	Tata Communications (Belguim) SPRL
15	Tata Communications (Bermuda) Limited
16	Tata Communications Services (Bermuda) Limited
17	Tata Communications (Canada) ULC
18	Tata Communications (France) SAS
10	Tata Communications Deutschland GmbH
20	Tata Communications (Guam) LLC
21	Tata Communications (Hong kong) Limited
22	Tata Communications (Hungary) LLC
23	Tata Communications (Ireland) Limited
24	Tata Communications (Italy) Srl
25	Tata Communications (Japan) KK
26	ITXC IP Holdings Sarl
27	Tata Communications (Netherlands) B.V.
28	Tata Communications (Nordic) AS
29	Tata Communications (Poland) Spz oo
30	Tata Communications (Portugal) Unipessoal LDA
31	Tata Communications (Portugal) Instalacao E Manutencao De Redes LDA
33	Tata Communications (Puerto Rico) Inc.
32	Tata Communications (Russia) LLC
33	Tata Communications (Spain) S.L
34	Tata Communications (Sweden) AB
35	Tata Communications (Switzerland) GmbH
36	Tata Communications (UK) Limited
37	Tata Communications (Middle East) FZ-LLC
38	TCPoP Communication GmbH
40	Neotel Business Support Services (Pty) Ltd
41	Tata Communications (Malaysia) Sdn. Bhd
42	TCNL 1 B.V.
43	TCNL 2 B.V.
44	Tata Communications (New Zealand) Limited

List of Joint Venture:

1	United Telecom Limited

List of Associate:

1	Number Portability Company (Pty) Ltd

S.B.Billimoria & Co.	Chartered Accountants 12, Dr. Annie Besant Road Opp. Shiv Sagar Estate Worli, Mumbai - 400 018 India Tel: +91 (022) 6667 9000 Fax: +91 (022) 6667 9100

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA COMMUNICATIONS LIMITED

ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1. We have reviewed the accompanying statement of Unaudited Financial Results of TATA COMMUNICATIONS LIMITED (“the Company”) for the quarter and half-year ended September 30, 2012 (“the Statement”). This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial results are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

4. Further, we also report that the particulars relating to the number of shares as well as the percentage shareholding in respect of aggregate of public shareholding and pledged/ encumbered shares and non-encumbered shares of promoters and promoter group shareholders, in terms of Clause 35 of the Listing Agreement and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Registrars.

For S. B. BILLIMORIA & CO.
Chartered Accountants
(Registration No. 101496W)

/s/ R.A. Banga
R.A. Banga Partner
(Membership No. 037915)

MUMBAI, November 6, 2012